# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Actuate Therapeutics, Inc., CIK 0001652935
CUSIP: 005083100
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107
Date of event which requires filing of this statement: 06/27/2025
Amends the filing with accession number 0001104659-24-090990
Filed by CIK 0001697316
Persons authorized to receive notices and communications: Bios Equity Partners, LP, 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107, (817) 984-9197; Rick Jordan; Polsinelli PC, 4020 Maple Avenue, Suite 300, Dallas, Texas (TX), 75219, (214) 397-0030

## Reporting persons
- BIOS FUND I, LP (CIK 0001697316): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 525,797; sole dispositive power 0; shared dispositive power 525,797; aggregate amount beneficially owned 525,797 (2.6% of the class)
  Comment: Shared voting and dispositive power consists of shares of common stock, par value $0.000001 per share ("Shares") directly held by Bios Fund I, LP ("Bios Fund I").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS FUND I QP, LP (CIK 0001700297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 307,538; sole dispositive power 0; shared dispositive power 307,538; aggregate amount beneficially owned 307,538 (1.5% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund I QP, LP ("Bios Fund I QP").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS FUND II, LP (CIK 0001714576): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 308,211; sole dispositive power 0; shared dispositive power 308,211; aggregate amount beneficially owned 308,211 (1.5% of the class)
  Comment: Shared voting and dispositive power consists of (i) 300,143 Shares, and (ii) 8,068 Shares issuable upon the exercise of warrants, directly held by Bios Fund II, LP ("Bios Fund II").
  
  Percentage based on 20,461,954 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 8,068 Shares issuable upon the exercise of warrants held by Bios Fund II.
- BIOS FUND II QP, LP (CIK 0001716869): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,006,788; sole dispositive power 0; shared dispositive power 1,006,788; aggregate amount beneficially owned 1,006,788 (4.9% of the class)
  Comment: Shared voting and dispositive power consists of (i) 980,433 Shares, and (ii) 26,355 Shares issuable upon the exercise of warrants, directly held by Bios Fund II QP, LP ("Bios Fund II QP").
  
  Percentage based on 20,480,241 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 26,355 Shares issuable upon the exercise of warrants held by Bios Fund II QP.
- BIOS FUND II NT, LP (CIK 0001728851): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 134,776; sole dispositive power 0; shared dispositive power 134,776; aggregate amount beneficially owned 134,776 (0.7% of the class)
  Comment: Shared voting and dispositive power consists of (i) 131,248 Shares, and (ii) 3,528 Shares issuable upon the exercise of warrants, directly held by Bios Fund II NT, LP ("Bios Fund II NT").
  
  Percentage based on 20,457,414 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 3,528 Shares issuable upon the exercise of warrants held by Bios Fund II NT.
- BIOS FUND III, LP (CIK 0001791917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 383,791; sole dispositive power 0; shared dispositive power 383,791; aggregate amount beneficially owned 383,791 (1.9% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund III, LP ("Bios Fund III").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS FUND III QP, LP (CIK 0001791916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,506,667; sole dispositive power 0; shared dispositive power 2,506,667; aggregate amount beneficially owned 2,506,667 (12.3% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund III QP, LP ("Bios Fund III QP").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS FUND III NT, LP (CIK 0001791910): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 404,814; sole dispositive power 0; shared dispositive power 404,814; aggregate amount beneficially owned 404,814 (2% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund III NT, LP ("Bios Fund III NT").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BP DIRECTORS, LP (CIK 0001813311): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 116,801; sole dispositive power 0; shared dispositive power 116,801; aggregate amount beneficially owned 116,801 (0.6% of the class)
  Comment: Shared voting and dispositive power consists of (i) 84,971 Shares, and (ii) 31,884 Shares issuable upon the exercise of stock options, directly held by BP Directors, LP ("BP Directors").
  
  Percentage based on 20,485,770 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 31,884 Shares issuable upon the exercise of stock options held by BP Directors.
- BIOS ACTUATE CO-INVEST I, LP (CIK 0001771378): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 300,749; sole dispositive power 0; shared dispositive power 300,749; aggregate amount beneficially owned 300,749 (1.5% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Actuate Co-Invest I, LP ("Bios Actuate Co-Invest I").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS ACTUATE CO-INVEST II, LP (CIK 0001825398): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,094,650; sole dispositive power 0; shared dispositive power 2,094,650; aggregate amount beneficially owned 2,094,650 (10.2% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Actuate Co-Invest II, LP ("Bios Actuate Co-Invest II").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS ACTUATE CO-INVEST III, LP (CIK 0001956704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 573,394; sole dispositive power 0; shared dispositive power 573,394; aggregate amount beneficially owned 573,394 (2.8% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Actuate Co-Invest III, LP ("Bios Actuate Co-Invest III").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS CLINICAL OPPORTUNITY FUND, LP (CIK 0001988639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,259,427; sole dispositive power 0; shared dispositive power 1,259,427; aggregate amount beneficially owned 1,259,427 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Clinical Opportunity Fund, LP ("Bios Clinical Opportunity Fund").
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS 2024 CO-INVEST, LP (CIK 0002028708): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 267,856; sole dispositive power 0; shared dispositive power 267,856; aggregate amount beneficially owned 267,856 (1.3% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of (i) 196,428 Shares, and (ii) 71,428 Shares issuable upon the exercise of warrants, directly held by Bios 2024 Co-Invest, LP ("Bios 2024 Co-Invest").
  
  Percentage based on 20,525,314 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 71,428 Shares issuable upon the exercise of warrants held by Bios 2024 Co-Invest.
- BIOS EQUITY PARTNERS, LP (CIK 0001813314): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 950,136; sole dispositive power 0; shared dispositive power 950,136; aggregate amount beneficially owned 950,136 (4.6% of the class)
  Comment: Shared voting and dispositive power consists (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP and (iii) 84,917 Shares directly held by BP Directors, in each case (i-iii), as of the date hereof, and (iv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors. Bios Equity Partners, LP ("Bios Equity I") is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.
  
  Percentage based on 20,485,770 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 31,884 Shares issuable upon the exercise of stock options held by BP Directors.
- BIOS EQUITY PARTNERS II, LP (CIK 0001813313): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,750,524; sole dispositive power 0; shared dispositive power 1,750,524; aggregate amount beneficially owned 1,750,524 (8.5% of the class)
  Comment: Shared voting and dispositive power consists of (i) 300,143 Shares directly held by Bios Fund II, (ii) 980,433 Shares directly held by Bios Fund II QP, (iii) 131,248 Shares directly held by Bios Fund II NT, (iv) 300,749 Shares directly held by Bios Actuate Co-Invest I, in each case (i-iv), as of the date hereof, (v) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (vi) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (vii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (v-vii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity Partners II, LP ("Bios Equity II") is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
  
  Percentage based on 20,491,837 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 37,951 Shares issuable upon the exercise of warrants held collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT.
- BIOS EQUITY PARTNERS III, LP (CIK 0001831976): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,963,316; sole dispositive power 0; shared dispositive power 5,963,316; aggregate amount beneficially owned 5,963,316 (29.2% of the class)
  Comment: Shared voting and dispositive power consists of (i) 383,791 outstanding Shares directly held by Bios Fund III, (ii) 2,506,667 outstanding Shares directly held by Bios Fund III QP, (iii) 404,814 outstanding Shares directly held by Bios Fund III NT, (iv) 2,094,650 outstanding Shares directly held by held by Bios Actuate Co-Invest II and (v) 573,394 outstanding Shares directly held by held by Bios Actuate Co-Invest III, in each case, as of the date hereof. Bios Equity Partners III, LP ("Bios Equity III") is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.
  
  Percentage based on 20,453,886 outstanding Shares as of June 27, 2025, provided by Issuer.
- BIOS EQUITY COF, LP (CIK 0002000747): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,527,283; sole dispositive power 0; shared dispositive power 1,527,283; aggregate amount beneficially owned 1,527,283 (7.4% of the class)
  Comment: Shared voting and dispositive power consists of (i) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (ii) 196,428 Shares directly held by Bios 2024 Co-Invest, in each case, as of the date hereof and (iii) 71,428 Shares issuable upon exercise of warrants held by Bios 2024 Co-Invest. Bios Equity COF, LP ("Bios Equity COF") is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. In its capacity as the general partner of these entities, Bios Equity COF may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.
  
  Percentage based on 20,525,314 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 71,428 Shares issuable upon the exercise of warrants held by Bios 2024 Co-Invest.
- CAVU MANAGEMENT, LP (CIK 0001813270): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,663,976; sole dispositive power 0; shared dispositive power 8,663,976; aggregate amount beneficially owned 8,663,976 (42.2% of the class)
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Fund I, Bios Fund I QP, BP Directors, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Actuate Co-Invest I, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III (collectively, the "Bios Equity Entities").
  
  Percentage based on 20,523,721 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 37,951 Shares issuable upon the exercise of warrants held collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- BIOS CAPITAL MANAGEMENT, LP (CIK 0001813845): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,191,259; sole dispositive power 0; shared dispositive power 10,191,259; aggregate amount beneficially owned 10,191,259 (49.5% of the class)
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 196,428 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xix) 71,428 Shares issuable upon exercise of warrants directly held by Bios 2024 Co-Invest, in each case (xv-xix), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Capital Management, LP ("Bios Management") is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF Bios Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 20,595,149 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 109,379 Shares issuable upon the exercise of warrants held collectively by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios 2024 Co-Invest plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- CAVU ADVISORS, LLC (CIK 0001813310): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,663,976; sole dispositive power 0; shared dispositive power 8,663,976; aggregate amount beneficially owned 8,663,976 (42.2% of the class)
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, LLC ("Cavu Advisors") is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 20,523,721 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 37,951 Shares issuable upon the exercise of warrants held collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- BIOS ADVISORS GP, LLC (CIK 0001813844): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,191,259; sole dispositive power 0; shared dispositive power 10,191,259; aggregate amount beneficially owned 10,191,259 (49.5% of the class)
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 196,428 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xix) 71,428 Shares issuable upon exercise of warrants directly held by Bios 2024 Co-Invest, in each case (xv-xix), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 20,595,149 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 109,379 Shares issuable upon the exercise of warrants held collectively by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios 2024 Co-Invest plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- LESLIE W. KREIS (CIK 0001813316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 69,375; shared voting power 8,663,976; sole dispositive power 69,375; shared dispositive power 8,663,976; aggregate amount beneficially owned 8,733,351 (42.6% of the class)
  Comment: Sole voting and dispositive power consists of Shares directly held by Circle K, Invesco, LP ("Circle K"), over which Mr. Kreis has sole voting and investment control. Circle K is wholly owned by Mr. Kreis.
  
  Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 20,523,721 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 37,951 Shares issuable upon the exercise of warrants held collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- AARON G.L. FLETCHER (CIK 0001789490): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 60,973; shared voting power 10,048,403; sole dispositive power 60,973; shared dispositive power 10,048,403; aggregate amount beneficially owned 10,267,232 (49.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes (i) 8,056 Shares directly held by KF Legacy Trust U/A/D December 7, 2016, which has an independent trustee, and (ii) 8,056 Shares directly held by KF Legacy Trust U/A/D December 7, 2016, which has an independent trustee. Dr. Fletcher disclaims beneficial ownership of the shares held by each of the KF Legacy Trust U/A/D December 7, 2016 and the MF Legacy Trust U/A/D December 7, 2016, which are trusts for the benefit of his children, other than to the extent he may have a pecuniary interest therein.
  
  Sole voting and dispositive power consists of (i) 60,973 Shares and (ii) 15,000 Shares issuable upon exercise of stock options directly held by Dr. Fletcher.
  
  Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 196,428 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xix) 71,428 Shares issuable upon exercise of warrants directly held by Bios 2024 Co-Invest, in each case (xv-xix), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 20,610,149 outstanding Shares, including (i) 20,453,886 Shares outstanding as of June 27, 2025, provided by the Issuer, plus (ii) 109,379 Shares issuable upon the exercise of warrants held collectively by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios 2024 Co-Invest plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors plus (iv) 15,000 Shares issuable upon exercise of stock options held by Dr. Fletcher.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000001 per share
Name of issuer: Actuate Therapeutics, Inc.
Address of issuer's principal executive offices: 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107
Comment: This Amendment No. 2 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 19, 2024 (the "Original Schedule 13D"), as amended by the statement on Schedule 13D/A filed with the Commission on May 27, 2025 ("Amendment No. 1" and, together with the Original Schedule 13D, the "Prior Statements"). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.000001 per share (the "Shares"), of Actuate Therapeutics, Inc., a Delaware corporation (the "Issuer"). Except as specifically amended by this Amendment No. 2, each Item of the Prior Statements remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Statements.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of June 25, 2025, between Actuate Therapeutics, Inc. (the "Issuer") and certain institutional and accredited investors, Bios 2024 Co-Invest, LP ("Bios 2024 Co-Invest") purchased from the Issuer in a private placement 71,428 shares of common stock, par value $0.000001 per share (the "Common Stock"), and warrants to purchase 71,428 shares of Common Stock (the "Warrants") for an aggregate purchase price of $499,996, such funds consisting of working capital from capital contribution and funds from lines of credit entered into in the ordinary course of business. The closing of the transactions contemplated by the Securities Purchase Agreement occurred on June 27, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 3 above, and the previously disclosed options granted to Aaron G.L. Fletcher on May 22, 2025 in connection with his service as a director of the Issuer, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer during the 60 days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Amendment No. 2, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information included in Item 3 is hereby incorporated by reference.

The Warrants are exercisable on a cash only basis at any time after the date of issuance and expire 20 days following the earliest to occur of (i) the U.S. Food and Drug Administration ("FDA") issuing Breakthrough Therapy designation for elraglusib and (ii) the date that the FDA provides written communication available to the Issuer of its determination as to whether the Issuer may pursue registration for elraglusib using Phase 2 or Phase 3 clinical data.

Bios 2024 Co-Invest entered into that certain Registration Rights Agreement, dated as of June 25, 2025 (the "Registration Rights Agreement") with the Issuer and the other parties to the Securities Purchase Agreement, pursuant to which the Issuer agreed to register for resale the Shares and the shares underlying the Warrants purchased pursuant to the Securities Purchase Agreement.

The summaries of each of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement contained herein are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4.1: Form of Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on June 26, 2025 (File No. 001-42139))

Exhibit 10.1: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on June 26, 2025 (File No. 001-42139))

Exhibit 10.2: Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on June 26, 2025 (File No. 001-42139))

Exhibit 99.1: Joint Filing Agreement (incorporated by reference to Exhibit 6 of the original Schedule 13D, filed August 19, 2024)

## Signatures
- BIOS FUND I, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS FUND I QP, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS FUND II, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS FUND II QP, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS FUND II NT, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS FUND III, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS FUND III QP, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS FUND III NT, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BP DIRECTORS, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS ACTUATE CO-INVEST I, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS ACTUATE CO-INVEST II, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS ACTUATE CO-INVEST III, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS CLINICAL OPPORTUNITY FUND, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS 2024 CO-INVEST, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS EQUITY PARTNERS, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS EQUITY PARTNERS II, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS EQUITY PARTNERS III, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS EQUITY COF, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- CAVU MANAGEMENT, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS CAPITAL MANAGEMENT, LP: John Fucci, Attorney-in-Fact (06/30/2025)
- CAVU ADVISORS, LLC: John Fucci, Attorney-in-Fact (06/30/2025)
- BIOS ADVISORS GP, LLC: John Fucci, Attorney-in-Fact (06/30/2025)
- LESLIE W. KREIS: John Fucci, Attorney-in-Fact (06/30/2025)
- AARON G.L. FLETCHER: John Fucci, Attorney-in-Fact (06/30/2025)
Comment: Power of Attorney is incorporated by reference to Exhibit 99.2 of Amendment No. 1.